UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. )*

Hayes Lemmerz International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

420781304

(CUSIP Number)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

334,095

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

334,095

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

334,095

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,862,277

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,862,277

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,862,277

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,165,264

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,165,264

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,165,264

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,165,264

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,165,264

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,165,264

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Crossways Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

119,450

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

119,450

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,450

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Partners Group Alternative Strategies PCC Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,055,033

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,055,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,055,033

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IBS (MF) Ltd. In Respect of Trobb Capital Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

379,796

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

379,796

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

379,796

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

453,545

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

453,545

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,545

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management (Offshore) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,027,541

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,027,541

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,027,541

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,920,129

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,920,129

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,920,129

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas M. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,401,215

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,401,215

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,401,215

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,401,215

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,401,215

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,401,215

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	NAME OF ISSUER:

Hayes Lemmerz International, Inc. (“Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15300 Centennial Drive

Northville, Michigan 48168

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

•	TCM Spectrum Fund LP (“Domestic Fund”),
•	TCM Spectrum Fund (Offshore) Ltd. (“Spectrum Offshore Fund”),
•	TCM Select Opportunities Fund (Offshore) Ltd. (“Select Offshore Fund”),
•	TCM Select Opportunities Master Fund Ltd. (“Select Master Fund”),
•	TCM Crossways Fund LP (“TCM Crossways”),
•	Partners Group Alternative Strategies PCC Limited (“Partners Group”),
•	IBS (MF) Ltd. In Respect of Troob Capital Series (“IBS”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Troob Capital Advisors LLC (“Advisors LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

The Domestic Fund, Spectrum Offshore Fund, Select Offshore Fund, Select Master Fund, TCM Crossways, Partners Group, IBS, Management LLC, Offshore Management LLC, Advisors LLC, Douglas Troob and Peter Troob shall be collectively referred to herein as the “Reporting Persons.”

Management LLC is the managing general partner of each of Domestic Fund and TCM Crossways. Offshore Management LLC is the investment manager of each of the Spectrum Offshore Fund, Select Offshore Fund and the Select Master Fund. Advisors LLC is the manager of the Issuer’s shares of Common Stock held by Partners Group and IBS and other accounts it manages. Douglas Troob and Peter Troob are the managing members of each of Management LLC, Offshore Management LLC and Advisors LLC.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Domestic Fund, TCM Crossways, Management LLC, Offshore Management LLC, Advisors LLC, Douglas Troob and Peter Troob is 777 Westchester Avenue, Suite 203, White Plains, New York 10604.

The principal business address of each of the Spectrum Offshore Fund, Select Offshore Fund and the Select Master Fund is Bank of Butterfield International (Cayman) Ltd., Butterfield House, 68 Fort Street, George Town, Grand Cayman, Cayman Islands.

The principal business address of Partners Group is c/o Partners Group (Guernsey) Limited, Elizabeth House, Les Ruettes Braye, St Peter Port, Guernsey, Channel Islands.

The principal business address of IBS is c/o Olympia Capital International Inc., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda.

ITEM 2(c).	CITIZENSHIP:

Each of the Domestic Fund and TCM Crossways is a Delaware limited partnership.

Each of the Spectrum Offshore Fund, Select Offshore Fund and Select Master Fund is a Cayman Islands exempted company.

Each of Management LLC, Offshore Management LLC and Advisors LLC is a Delaware limited liability company.

Partners Group is a company formed in the Channel Islands.

IBS is a company formed in Bermuda.

Each of Douglas Troob and Peter Troob is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

420781304

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Domestic Fund beneficially owns 334,095 shares of Common Stock.

The Spectrum Offshore Fund beneficially owns 1,862,277 shares of Common Stock.

The Select Master Fund beneficially owns 1,165,264 shares of Common Stock.

The Select Offshore Fund, as the controlling shareholder of the Select Master Fund, beneficially owns 1,165,264 shares of Common Stock.

TCM Crossways beneficially owns 119,450 shares of Common Stock.

Partners Group beneficially owns 1,055,033 shares of Common Stock.

IBS beneficially owns 379,796 shares of Common Stock.

Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Domestic Fund and TCM Crossways.

Offshore Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Spectrum Offshore Fund, Select Offshore Fund and the Select Master Fund.

Advisors LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the accounts it manages, which includes the shares of Common Stock held by Partners Group, IBS, and an additional 485,300 shares of Common Stock in accounts it seperately manages.

Douglas Troob and Peter Troob are deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC, Offshore Management LLC and Advisors LLC.

Collectively, the Reporting Persons beneficially own 5,401,215 shares of Common Stock.

(b)	Percent of Class:

The Domestic Fund’s beneficial ownership of 334,095 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

The Spectrum Offshore Fund’s beneficial ownership of 1,862,277 shares of Common Stock represents 1.8% of all the outstanding shares of Common Stock.

The Select Offshore Fund’s beneficial ownership (through the Select Master Fund) of 1,165,264 shares of Common Stock represents 1.2% of all outstanding shares of Common Stock.

The Select Master Fund’s beneficial ownership of 1,165,264 shares of Common Stock represents 1.2% of all the outstanding shares of Common Stock.

TCM Crossway’s beneficial ownership of 119,450 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Partners Group’s beneficial ownership of 1,055,033 shares of Common Stock represents 1.0% of all the outstanding shares of Common Stock.

IBS’s beneficial ownership of 379,796 shares of Common Stock represents 0.4% of all the outstanding shares of Common Stock.

Management LLC’s beneficial ownership of 453,545 shares of Common Stock represents 0.4% of all the outstanding shares of Common Stock.

Offshore Management LLC’s beneficial ownership of 3,027,541 shares of Common Stock represents 3.0% of all the outstanding shares of Common Stock.

Advisors LLC’s beneficial ownership of 1,920,129 shares of Common Stock represents 1.9% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s beneficial ownership of 5,401,215 shares of Common Stock represents 5.4% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 5,401,215 shares of Common Stock represents 5.4% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 334,095 shares of Common Stock owned by the Domestic Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 1,862,277 shares of Common Stock beneficially owned by the Spectrum Offshore Fund.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Select Offshore Fund, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 1,165,264 shares of Common Stock owned by the Select Master Fund.

TCM Crossways, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 119,450 shares of Common Stock owned by TCM Crossways.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 1,055,033 shares of Common Stock held in an account for the Partners Group.

IBS, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 379,796 shares of Common Stock held in an account for IBS.

Advisors LLC, Douglas Troob and Peter Troob may be deemed to have shared power to vote or direct the vote of the 485,300 shares of Common Stock held in accounts it seperately manages.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 334,095 shares of Common Stock owned by the Domestic Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,862,277 shares of Common Stock owned by the Spectrum Offshore Fund.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Select Offshore Fund, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,165,264 shares of Common Stock owned by the Master Fund.

TCM Crossways, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 119,450 shares of Common Stock owned by TCM Crossways.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,055,033 shares of Common Stock held in an account for Partners Group.

IBS, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 379,796 shares of Common Stock held in an account for IBS.

Advisors LLC, Douglas Troob and Peter Troob may be deemed to have shared power to dispose or to direct the disposition of the 485,300 shares of Common Stock held in accounts it seperately manages.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

The Select Offshore Fund is the controlling shareholder of the Select Master Fund.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B attached hereto.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	November 16, 2007

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC,
As General Partner

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM SPECTRUM FUND (OFFSHORE) LTD

By:	/s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES FUND (OFFSHORE) LTD.

By:	/s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES MASTER FUND LTD.

By:	/s/ Douglas M. Troob
Douglas M. Troob, Director

TCM CROSSWAYS FUND LP
By: Troob Capital Management LLC,
As General Partner

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM CAPITAL MANAGEMENT LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
Douglas M. Troob

/s/ Peter J. Troob
Peter J. Troob

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED
By: Troob Capital Capital Advisors LLC,
As Trading Advisor

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

IBS (MF) LTD. IN RESPECT OF TROOB CAPITAL SERIES

By:	/s/ Didier Centis
Didier Centis, Chief Operating Officer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Hayes Lemmerz International, Inc. dated as of November 16, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	November 16, 2007

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC,
As General Partner

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM SPECTRUM FUND (OFFSHORE) LTD

By:	/s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES FUND (OFFSHORE) LTD.

By:	/s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES MASTER FUND LTD.

By:	/s/ Douglas M. Troob
Douglas M. Troob, Director

TCM CROSSWAYS FUND LP
By: Troob Capital Management LLC,
As General Partner

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM CAPITAL MANAGEMENT LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
Douglas M. Troob

/s/ Peter J. Troob
Peter J. Troob

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED
By: Troob Capital Capital Advisors LLC,
As Trading Advisor

By:	/s/ Douglas M. Troob
Douglas M. Troob, Managing Member

IBS (MF) LTD. IN RESPECT OF TROOB CAPITAL SERIES

By:	/s/ Didier Centis
Didier Centis, Chief Operating Officer

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

TCM Spectrum Fund LP

TCM Spectrum Fund (QP) Fund LP

TCM Spectrum Fund (Offshore) Ltd.

TCM Select Opportunities Fund (Offshore) Ltd.

TCM Select Opportunities Master Fund Ltd.

TCM Crossways Fund LP

Partners Group Alternative Strategies PCC Limited

IBS (MF) Ltd. In Respect of Troob Capital Series

Troob Capital Management LLC

Troob Capital Management (Offshore) LLC

Troob Capital Advisors LLC

Douglas M. Troob

Peter J. Troob